UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC 20549

                              FORM 10SB12G

               GENERAL FORM FOR REGISTRATION OF SECURTIES



      Pursuant to Section 12(b) or (g) of the Securities and Exchange
                                Act of 1934


            THUNDERBIRD MINING MILLING, AND CHEMICAL CORP.
        (Exact name of registrant as specified in its charter)


              Arizona                             87-0661507
       (State of organization)          (I.R.S. Employer Identification No.)



154 East Ford Avenue  Salt Lake City, UT                       84115
(Address of principal executive offices)                     (Zip Code)

P.O. Box 17531, Salt Lake City, UT                             84117
(Mailing address of office)                                  (Zip Code)

Registrant's telephone number, including area code:  (801) 484-2777

Registrants Attorney: Adam U. Shaikh, Esq. 3360 W. Sahara, Suite 200 Las Vegas, NV, 89102. Tele: (702) 732-2253. Fax: (702) 940-4006

Securities to be registered pursuant to Section 12(b) of the Act: None Securities to be registered pursuant to Section 12(g) of the Act: Common

Item 1.   Business.


Thunderbird Mining Milling, and Chemical Corp., was incorporated on January 13th, 1992 under the laws of the State of Arizona.

Thunderbird's original business purpose was to engage in the mining and milling business. Thunderbird did, at one point, have rights to various claims. These rights were lost, however, because the yearly assessment work necessary to keep those claims open was not kept up. Thunderbird has never commenced any significant operational activities.

Thunderbird has since abandoned this plan and has elected to pursue a new business plan. This new business plan is to seek out a company to merge or acquire. Thus, Thunderbird would be classified as a "blank check" company or "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify Thunderbird as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale securities of "blank check" companies in their prospective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as Thunderbird has successfully implemented its business plan described herein.


                                RISK FACTORS

The securities offered are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.


Thunderbird  has had no operating revenue to date and may not become profitable.

Thunderbird has had no operating history nor any revenues or earnings from operations. Thunderbird has no significant assets or financial resources. Thunderbird will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in Thunderbird incurring a net operating loss which will increase continuously until Thunderbird can consummate a business combination with a profitable business opportunity. Thunderbird may not be able to identify such a business opportunity and consummate such a business combination.

Success of Thunderbird's business operations may depend on management outside of Thunderbird's control.

The success of Thunderbird's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that Thunderbird will be successful in locating candidates meeting
such criteria.  In the event  Thunderbird   completes  a business combination,
the success of Thunderbird's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond Thunderbird's control.

Thunderbird   is  at  a  competitive disadvantage and in a highly  competitive market searching for business combinations and opportunities.

Thunderbird is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for Thunderbird. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Thunderbird and, consequently, Thunderbird will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Thunderbird will compete in seeking merger or acquisition candidates with numerous other small public companies.

Thunderbird has no agreement for a merger nor any standards set for acceptable candidates for merger.

Thunderbird has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private
entity.   Thunderbird  may  not  be  successful in identifying and  evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. Thunderbird has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Thunderbird never commenced any operational activities. Thunderbird may not be able to negotiate a business combination on terms favorable to Thunderbird.

Thunderbird has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which Thunderbird would not consider a business combination in any form with such business opportunity. Accordingly, Thunderbird may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics. Thunderbird's management lack certain business skills and will be devoting only part-time work hours.

While seeking a business combination, management anticipates devoting up to ten hours per month to the business of Thunderbird. Thunderbird's two officers have not entered into written employment agreements with Thunderbird and are not expected to do so in the foreseeable future. Thunderbird has not obtained key man life insurance on either of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of Thunderbird 's business and its likelihood of continuing operations.

Furthermore, Thunderbird 's officers and directors are not professional business analysts. Lack of experience will be a detriment to Thunderbird 's efforts.

Thunderbird may, on occasion, enter into business agreements that have a conflict of interest.

Currently, Thunderbird 's officers and directors have no conflict of interest. However, changes in officers and directors or business agreements entered into could potentially show conflicts of interest. In such instance that Thunderbird's officers or directors are involved in the management of any firm with which Thunderbird transacts business. Thunderbird 's board of directors will adopt a resolution which prohibits Thunderbird from completing a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of Thunderbird.

Potential merger or acquisition candidates must meet SEC requirements that may delay or preclude Thunderbird's business plan.

Section 13 of the Securities Exchange Act of 1934, requires companies falling under Section 13 of the Securities Exchange Act of 1934 to provide certain information about significant acquisitions, including certified financial statements for Thunderbird, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Thunderbird. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Thunderbird is at a competitive disadvantage because it lacks any market research or marketing organization.

Thunderbird  has  neither  conducted, nor  have  others made available to  it, results of market research indicating that market demand exists for the transactions contemplated by Thunderbird. Moreover, Thunderbird does not have,
and does not plan to establish, a marketing  organization.   Even in the event
demand is identified for a merger or acquisition contemplated by Thunderbird , there is no assurance Thunderbird will be successful in completing any such business combination.

Thunderbird will be limited to the business opportunities of any company.

Thunderbird 's proposed operations, even if successful, will in all likelihood result in Thunderbird engaging in a business combination with only one business opportunity. Consequently, Thunderbird 's activities will be limited to those engaged in by the business opportunity which Thunderbird merges with or acquires. Thunderbird 's inability to diversify its activities into a number of areas may subject Thunderbird to economic fluctuations within a particular business or industry and therefore increase the risks associated with Thunderbird 's operations.

Potential determination by the SEC that Thunderbird is an investment company could cause material adverse consequences.

Although Thunderbird will be regulated under the Securities Exchange Act of 1934, management believes Thunderbird will not be regulated under the Investment Company Act of 1940, insofar as Thunderbird will not be engaged
in  the  business  of  investing  or  trading  in securities.   In  the  event
Thunderbird engages in business combinations which result in Thunderbird holding passive investment interests in a number of entities, Thunderbird could be under regulation of the Investment Company Act of 1940. In such event, Thunderbird would be required to register as an investment company and could
be   expected   to  incur   significant  registration  and  compliance  costs.
Thunderbird has obtained no formal determination from the Securities and Exchange Commission as to the status of Thunderbird under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Thunderbird to material adverse consequences.

Any business combination will probably result in loss of management and control by Thunderbird shareholders.

A business combination involving the issuance of Thunderbird 's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in Thunderbird. Any such business combination may require management of Thunderbird to sell or transfer all or a portion of Thunderbird's common stock held by them, or resign as members of the board of directors of Thunderbird. The resulting change in control of Thunderbird could result in removal of one or more present officers and directors of Thunderbird and a corresponding reduction in or elimination of their participation in the future affairs of Thunderbird .

Should Thunderbird meet its business plan of merging, shareholders in Thunderbird will most likely suffer a reduction in percentage share ownership of the newly formed company.

Thunderbird's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in Thunderbird issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of Thunderbird would result in reduction in percentage of shares owned by present and prospective shareholders of Thunderbird and would most likely result in a change in control or management of Thunderbird .

Potential acquisition or merger candidates may wish to avoid potential adverse consequences of merging with Thunderbird .

Thunderbird may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with Thunderbird.

Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwilling-ness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to provisions regarding the registration of securities which require full disclosure of Thunderbird 's business, management and financial statements.

Many business decisions made by Thunderbird can have major tax consequences and many associated risks.

Federal and state tax consequences will, in all likelihood, be major consider-ations in any business combination Thunderbird may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Thunderbird intends to structure any business combination so as to minimize the federal and state tax consequences to oth Thunderbird and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

The requirement of audited financial statements of potential merging entities may cause some potential merger candidates to forego merging with Thunderbird .

Management of Thunderbird believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with Thunderbird, rather than incur the expenses associated with preparing audited financial statements.

Thunderbird securities may be limited to only a few markets because of blue sky laws.

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and Thunderbird has no current plans to register or qualify its shares in any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities which could reduce the size of the potential market. As a result of recent changes in federal law, non-issuer trading or resale of Thunderbird's securities is exempt from state registration or qualification requirements in
most states.   However, some  states  may  continue to attempt to restrict the
trading or resale  pf  blind-pool  or  blank-check  securities.   Accordingly,
investors should consider any potential secondary market for Thunderbird 's securities to be a limited one.

Item 2. Management's discussion and analysis or plan of operation note regard-ing projections and forward looking statements.

Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

                       Plan of operation - general

Thunderbird plans to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, Thunderbird has no plan, proposal, agreement, under-standing, or arrangement to acquire or merge with any specific business or company and Thunderbird has not identified any specific business or a company for investigation and evaluation. No member of Management or any promoter of Thunderbird, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of Thunderbird

Thunderbird will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of vir-tually any kind or nature.

Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict Thunderbird's virtually unlimited discretion to search for and enter into a business combination. Thunderbird may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company.

In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. Thunderbird may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries. Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly- traded corporation.Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items.

Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Management believes that Thunderbird may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, Thunderbird would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities.

The assets of the acquired business will ordinarily secure the borrowing involved in a leveraged transaction. If that business were not able to generate sufficient revenues to make payments on the debt incurred by Thunderbird to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that Thunderbird must commit to acquire a business, may correspondingly increase the risk of loss to Thunderbird.

Thunderbird can give no assurance as to the terms or availability of financing for any acquisition. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which Thunderbird may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of Thunderbird. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on Thunderbird.

Thunderbird has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes Thunderbird will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. However, a business that conducts a public offering will raise capital, but will not raise capital as a result of merging with Thunderbird. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale.

Thunderbird will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Forms 8-K, agreements, and related reports and documents. At a minimum, It will be necessary to file a Form 8K. Additionally, 10Qs and 10Ks will need to be filed as necessary.

Nevertheless, the officers and directors of Thunderbird have not conducted market research and are not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business.

Thunderbird does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties. Thunderbird will not restrict its search for any specific kind of firms, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which Thunderbird may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Thunderbird may offer. However, Thunderbird does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as Thunderbird has successfully consummated such a merger or acquisition. Thunderbird also has no plans to conduct any offerings under Regulation S.

Currently, Thunderbird has minimal cash. Additional funds will have to be raised via securities issues or will need to be borrowed from management in order to properly pursue its business plan. Should Thunderbird be unable to raise the necessary funds in the next 12 months, Thunderbird would be unable to fully implement its business plan and may be unable to implement its business plan at all. In such an event, all active operations of Thunderbird would cease.

                           Sources of opportunities


Thunderbird will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that Thunderbird will
engage   professional  firms   specializing   in   business   acquisitions  or
reorganizations. Management, while not especially experienced in matters relating to the new business of Thunderbird, will rely upon their own efforts and, to a much lesser extent, the efforts of Thunderbird's shareholders, in accomplishing the business purposes of Thunderbird. It is not anticipated that any outside consultants or advisors, other than Thunderbird's legal counsel and accountants, will be utilized by Thunderbird to effectuate its business purposes described herein. However, if Thunderbird does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as Thunderbird has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future.

In the past, Thunderbird's management has never used outside consultants or advisors in connection with a merger or acquisition. As is customary in the industry, a finder's fee for locating an acquisition prospect may be necessary. If any such fee is paid, it will have to be approved and paid for by the target candidate because Thunderbird has no cash. Any such payment would be done in accordance with industry standards.

Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Thunderbird, if such person plays a material role in bringing a transaction to Thunderbird.

                        Evaluation of opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of Thunderbird (see "Management"). Management intends to concentrate on identifying prospective business opportunities, which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

1. the available technical, financial and managerial resources
2. working capital and other financial requirements
3. history of operation, if any
4. prospects for the future
5. present and expected competition
6. the quality and experience of management services which may be available and the depth of that management
7. the potential for further research, development or exploration
8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Thunderbird
9. the potential for growth or expansion
10.the potential for profit
11.the perceived public recognition or acceptance of products, services or trades
12.name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, Thunderbird intends to utilize written reports and personal investigation to evaluate the above factors. Thunderbird will not acquire or merge with any company for which audited financial statements cannot be obtained. Opportunities in which Thunderbird participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. Thunderbird's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to Thunderbird's participation.) Even after Thunderbird's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies, which may not succeed. Thunderbird and, therefore, its shareholders will assume such risks.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision were made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by Thunderbird of the related costs incurred. There is the additional risk that Thunderbird will not find a suitable target. Management does not believe Thunderbird will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in Thunderbird will be realized, and there will not, most likely, be a market for Thunderbird's stock.

                       Acquisition of opportunities

In implementing a structure for a particular business acquisition, Thunderbird may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of Thunderbird will not be in control of Thunderbird. In addition, a majority or all of Thunderbird's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officer and director without a vote of Thunderbird's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, Thunderbird may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market, which may develop in Thunderbird's Common Stock, may have a depressive effect on such market. While the actual terms of a transaction to which Thunderbird may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code").

In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of Thunderbird, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of Thunderbird's investigation, officers and directors of Thunderbird will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Thunderbird's limited financial resources and management expertise. The manner in which Thunderbird participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of Thunderbird and other parties, the management of the opportunity, and the relative negotiating strength of Thunderbird and such other management. With respect to any mergers or acquisitions, negotiations with Target Company, management will be expected to focus on the percentage of Thunderbird, which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Thunderbird's shareholders will, in all likelihood, hold a lesser percentage ownership interest in Thunderbird following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event Thunderbird acquires a target company with substantial assets. Any merger or acquisition effected by Thunderbird can be expected to have a significant dilutive effect on the percentage of shares held by Thunderbird then shareholders, including purchasers in this offering. Management has advanced, and will continue to advance, funds, which shall be used by Thunderbird in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

It is expected that amounts to conduct investigations will be less than $10,000
and  that  such amount will come from the officers and directors.   Additional
funds may need to be raised if the amount exceed $10,000 and management is short on funds.

Management may contribute up to $10,000 for acquisition investigations. However, the officers and directors are not obligated to advance any additional amount
to  Thunderbird.   Thunderbird  may  be  required  to  issue  stock  to  raise additional funds if management cannot provide said funds.

                                  Competition

Thunderbird is an insignificant participant among firms, which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms, which have significantly greater financial and personal resources, technical expertise and experience than Thunderbird. In view of Thunderbird's limited financial resources and management availability, Thunderbird will continue to be at significant competitive disadvantage vis-a-vis the Thunderbird competitors. Thunderbird will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial backing.


                              Regulation and taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer, which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While Thunderbird does not intend to engage in such activities, Thunderbird may obtain and hold a minority interest in a number of development stage enterprises. Thunderbird could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review Thunderbird's activities from time to time with a view toward reducing the likelihood Thunderbird could be classified as an "investment company." Thunderbird intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to Thunderbird, and to any target company.

                                   Employees

Thunderbird's only employees at the present time are its officers and directors, who will devote, as much time as the Board of Director determine is necessary to carry out the affairs of Thunderbird. (See "Management").

The officers and Directors time devotion to Thunderbird would be estimated at 10 hours a month until further fundraising or a merger/acquisition.

                       Item 3. Description of property

Thunderbird neither owns nor leases any real property at this time. Thunderbird conducts its business from 154 East Ford Avenue, Salt Lake City, UT 84115

   Item 4.  Security ownership of certain beneficial owners and management.

As of October 20th , 2000, the following reflects the security ownership and beneficial ownership of Thunderbird. Joanne Clinger currently serves as President, Brett Clinger serves as Vice President, and Wayne Reichmann serves as Secretary/Treasurer of VIP Worldnet Inc.


Title of Class   		Name of Beneficial      Amount and Nature       Percent
                         Owner               of Beneficial         Of Class
                                                 Owner

Common Stock   	   	Joanne P. Clinger             2,975             17.5%
                       (Director)

Common Stock   		    Brett Clinger                  30               < 1%
              		       (Director)

Common Stock         Paul Peterson	                 31               < 1%
               		  (Secretary, Treasurer
                 	    and Director)

Common Stock          David Barnes	                 31                <1%
            	  		(President and Director)

Common Stock        Wayne and Shelly
                   Reichmann (Director)                               < 1%

Common Stock       Officers and Directors         3,092                18%


Common Stock          VIP Worldnet Inc.           13,600               80%



Item 5.  Directors, executive officers, promoters, and control persons.

The members of the Board of Directors of Thunderbird serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person. Thunderbird's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Thunderbird are as follows:

Name                                      Position

David Barnes	                          			President/Director

Paul Peterson	                         			Secretary/Treasurer/Director

Joanne Clinger                             Director

Brett Clinger                              Director

Wayne Reichmann	                         		Director




Wayne K. Reichmann


Employment History


September 05, 1996 to Present	               		Aquagen International, Inc.
							                                                President

March 18, 1996 to September 05, 1996	         	VIP Worldnet, Inc.
                                               (Parent company of Aquagen),
                                               Vice President

August 1981 to March 18, 1996			               Bank One Utah, N.A.
 								                                      Assistant Vice President

Teaching Experience

	Westminster College
	Adjunct Instructor 1998

Education

Masters of Business Administration (MBA)
Westminster College of Salt Lake
Graduated June 1995

Bachelor of Science - Finance
University of Utah, June 1985

American Institute of Banking

Community Activities

	Boy Scouts of America
	Habitat for Humanity
	Neighborhood Housing Services
	Other related projects for low income citizens
	General community clean-up activities
	Public school volunteer

PAUL E. PETERSON

1765 WEST 4300 NORTH
HELPER, UTAH 84526
TEL: (801) 472-3006

Marital Status:			    Married
Health:				           Excellent
Date of Birth:		     	2-6-1948
Hobbies:			           Flying, designing and building planes, cars, etc.
Education: 			        High School
Navy -                Basic Electronics, aircraft corrosion, control,
Aircraft hydraulic system, ground school, ground flying

Qualifications:

During the past 30 years I have worked as a mechanic/welder, either for companies or in my own businesses.

GEET Management			March 1996 to present

In March of 1996 David Barnes and I began work on the GEET Fuel Processor and ceased accepting customers at Wings and Things.

WINGS & THINGS
1765 West 4300 No.
Spring Glen, Utah 84526
Tel: 801-472-3006			October 1989 to present (March 1996)

Wings and Things is the business David Barnes and I operated since 1989. We both are General Partners in that business. Wings and things specialized in automotive restorations, automotive engine rebuilding and metal fabrication.

Steve's Diesel
Helper, Utah 84526			1986 - 1989

Fabricated drive lines and overhauled diesel engines.  Repaired diesel trucks.

Naval Air Rework Facility
Pensicola, Fla.					1979 - 1981

I worked at the Naval Air Rework Facility as a WG-8 aircraft mechanic doing complete overhaul and rework of Navy Aircraft.

Blackwater Prestressed Concrete
Bagdad, Fla
Tel: (609) 994-7880					8/78 - 2/79

Maintenance

My position at Blackwater was maintenance and repair of all the equipment used in the plant. It included trucks (pickups to Diesel Tractor Trailers), air compressors, portable and stationary), welders, concrete transporter, hydraulic travel lift cranes, front-end-loaders, hydraulic strand jacks, etc. I also maintained the boiler and the concrete batch plant. I handled minor repairs on the electrical tools, and took care of most of the electrical plumbing repairs for the plant.

While I was in the US Navy (1965 - 1969), rate AMH3 (Aviation Metalsmith Hydraulics) I worked with the aircraft structures and hydraulics in S2D, P2V and P3 aircraft. I flew as an air crew member and worked on line crew.

During the past years I have become actively involved in building and restoring small airplanes. I have assisted in the building of a PITTS special and the restoration of a 73 CITABRIA

Diesel Experience:

Cummins		Deutz
Mack			Lambardini
International		Ford
Detroit			John Deer
Perkins		Kubota
Wisconsin

Overall experience in my field:
During my work experience I have acquired skills such as
1.	gas and arc welding, including stick, MIG, TIG, ferrous and non-ferrous metals, plastics.
2.	Machine maintenance, service and repair, hydraulic theory, practice and repair
3.	Hydraulic theory, practice and repair
4.	Aircraft design, building, rebuilding
5.	Total automotive restoration and repair
6.	Business owner
7.	Sales and purchasing
8.	Inventory control
9.	Design and theory of internal combustion engines






DAVID G. BARNES

1805 WEST 4300 NORTH
SPRING GLEN, UTAH 84526
TEL: 472-3006

Age:		54
D.O.B.      	3-23-46
Marital Status:	Married
Health:		Excellent
Hobbies:	Designing, building and flying airplanes

Skills and general experience

I have approximately 30 years experience as a machinist on all types of machine tools from drill presses to numerically controlled machining centers.

I started my machinist in 1967 with IBM. During my employment I took advantage of on-site training, such as programming both computer and machine tool programming, machinist, blueprint reading, and related subjects.

I earned my machinist journeyman papers at Boeing Airplane Co., as a Numerical Control Machine Instructor and operator, at the 747 plant in Everett, Washington in 1969. I acquired a basic understanding of mechanical things at a very young age and have always been intrigued by all things mechanical.

During my work experience I have acquired skills such as gas and arc welding including stick, MIG, TIG, ferrous and non ferrous metals, plastics. Machine maintenance, service and repair, hydraulic theory, practice and repair, aircraft design, building, rebuilding, total automotive restoration and repair. Management and employee relations
Business owner and/or manager
Licensed securities dealer
Sales and Purchasing
Inventory Control
Design and theory of internal combustion engines
Prototype design and construction
Applied GEET Theory and Design and Testing

I am presently a general partner in WINGS AND THINGS, an automotive rebuilding facility in Spring Glen, Utah. Wings and Things was established in 1985 and continues to present.

Joanne P. Clinger

Experience.

November 1985 - Present

VIP WORLDNET INC. DIVERSIFIED ENVIRONMENTAL RESOURCES INC.

AQUAGEN INTERNATIONAL INC. AND SUBSIDIARIES

President and Chairman of the Board of VIP Worldnet, Inc. and Diversified Environmental Resources, Inc and their subsidiaries; Secretary/Treasurer and Chairman of the Board of Aquagen International Inc. Responsibilities include stockholders' meetings, all corporate filings and registrations, funding and acquisitions for all corporations, dealing with attorneys, accountants, brokers, etc.

February 1984 - September 1895
CFS FINANCIAL CORPORATION, Salt Lake City, Utah

Served as Executive Assistant to Sr. Vice President of Investment Development, who managed Real Estate and Diversified Acquisitions and Property Management; and as Special Projects Coordinator. Responsibilities included communication with joint venture partners, lenders and clients; supervision of workload of support staff in five departments; coordination of corporate aviation (four private planes); preparation and implementation of corporate budgets; and
preparation and distribution of project funding books to lenders. Special projects included service as member of corporate Employee Task Force Compensation Committee in creation of new compensation schedule for employees; research of aged accounts payable and negotiation of pay-out schedule with creditors, lien holders and attorneys; member of Loan Committee, working with five top executives of company in determining financial status, success and prospect of all ventures. Called back to work with bankruptcy attorneys as paralegal after close of company, answering interrogatories, etc.

January 1983-1984
INTERNATIONAL CONSOLIDATED ENTERPRISES INC. Salt Lake City, Utah

Office Manager and Administrative Assistant to President, with duties including supervising all personnel in Accounting, Customer Relations, Office, Warehouse and Design Departments, hiring and terminating as necessary; working the State on CETA personnel; purchasing; corporate insurance; importing merchandise from the Orient, including letters of credit and customs clearing; managing building, sales, and customer relations.




1967-1982
ROCKY MOUNTAIN BANK NOTE COMPANY. Salt Lake City, Utah

Sales Secretary, Executive Secretary and Administrative Assistant to the Chief Executive Officer. Responsibilities included supervision of Executive Secretarial Pool; corporate meeting planner; interaction with bank presidents, cashiers and purchasing agents; involved in union certification and subsequent desertification; and many special assignments.

1962- 1967
HERCULES INC. Salt Lake City, Utah

Secretary in Training, Personnel, Security and Contract Departments. Special projects included developing and teaching secretarial skills class to corporate secretaries; developing two-week training schedules for new hires including engineers and management personnel, approving all outgoing department correspondence.

EDUCATION

1957-1961 - Provo High School, Provo, Utah - with special business classes

1961-1962 - Brigham Young University, Provo, Utah - Majored in Business

Additional education and training

Psychology and Social Psychology classes at University of Utah

Corporate Management Training







Brett Clinger

Employment History

	November 1994 to January 1996	VIP Worldnet, Inc.
		Shipping Manager

	January 1996 to Present	VIP Worldnet, Inc.
		Director

	January 1996 to November 1998	Aquagen International, Inc.
		Production Manager

	November 1998 to Present	Aquagen International, Inc.
		Executive Vice President
		Director

	Education

	LDS Business College
	January 1995 to 1997

	BYU/Salt Lake - 1997 to Present

	Community Activities

	Boy Scouts of America
	Neighborhood beautification



Brett Clinger is the son of Joanne Clinger.




Other blank check companies.

The officers and directors of Thunderbird are also officers and directors on two other blank check companies.

Name of Company          Registration Form      Date Filed          Status

Guaranty Securities           10SB12G            Not filed

Mining, Milling,
Manufacturing Inc.
of Nevada	              	      10SB12G		         Not Filed

Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Thunderbird's affairs. The officers and directors of Thunderbird may in the future become shareholders, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to those conducted by Thunderbird. Thunderbird does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Thunderbird's proposed business operations.

The officers and directors are, so long as they are officers or directors of Thunderbird, subject to the restriction that all opportunities contemplated by Thunderbird's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Thunderbird and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, Thunderbird has not adopted any other conflict of interest policy with respect to such transactions.

Investment company act of 1940

Although Thunderbird will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Thunderbird will not be subject to regulation under the Investment Company Act of 1940 insofar as Thunderbird will not be engaged in the business of investing or trading in securities.In the event Thunderbird engages in business combinations, which result in Thunderbird holding passive investment interests in a number of entities, Thunderbird could be subject to regulation under the Investment Company Act of 1940. In such event, Thunderbird would be required to register
as  an  investment  company  and  could  be  expected   to  incur  significant
registration  and  compliance  costs.   Thunderbird  has  obtained  no  formal
determination from the Securities and Exchange Commission as to the status of Thunderbird under the Investment Company Corp. Act of 1940 and, consequently, any violation of such Act would subject Thunderbird to material adverse consequences.

                      Item 6.  Executive compensation

There  is no executive compensation given to any officer or director.   It  is
possible  that,  after  Thunderbird  successfully  consummates  a   merger  or
acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of Thunderbird's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. It is possible that persons associated with management may refer a prospective merger or acquisition candidate to
Thunderbird.   In  the  event  Thunderbird  consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by Thunderbird as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, the acquisition or merger candidate will tender such payment, because Thunderbird has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration tatement, but is expected to be comparable to consideration normally paid in
like  transactions.   No  member of management of Thunderbird will receive any
finder's fee, either directly or indirectly, as a result of his or her respective efforts to implement Thunderbird's business plan outlined herein. Persons "associated" with management are meant to refer to persons with whom management may have had other business dealings, but who are not affiliated
with or relatives of management.   The  Registrant  for  the  benefit  of  its
employees has adopted no retirement, pension, profit sharing, stock option or insurance programs or other similar programs.

           Item 7.  Certain relationships and related transactions

There are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

                          Item 8.  Legal proceedings.

Thunderbird is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Thunderbird has been threatened.

      Item 9.  Market for common equity and related stockholder matters.

Thunderbird's common stock is not traded on any exchange or OTC market. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for Thunderbird's securities and management does not intend to initiate any such discussions until such time as Thunderbird has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will
continue.   After  a  merger  or acquisition has been completed, Thunderbird's officers and directors will most likely be the people to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by Thunderbird will contact prospective market makers. Thunderbird does not intend to use consultants to contact market makers.

                                Market price

The  Registrant's  Common Stock is not quoted at the present time.   Effective
August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Thunderbird, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in
penny  stock  transactions.    Finally, monthly statements  have  to  be  sent
disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a
$1,000,000  market  value of its publicly  traded  securities.   In  addition,
continued inclusion requires two market makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate, which will allow Thunderbird securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, that Thunderbird will qualify its securities for listing on NASDAQ or some other national exchange, or be
able to maintain the  maintenance  criteria  necessary  to  insure   continued
listing. The failure of Thunderbird to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Thunderbird securities on a national exchange. In such events, trading, if any, in Thunderbird securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Thunderbird securities.

                                Holders

As of October 10, 2000, 36 shareholders hold 17,000 shares of stock. All of these shareholders hold restricted stock pursuant to, Section 4(2) exemption. All shareholders hold restricted stock pursuant to Rule 144.

Shares sold in the future may have to comply with Rule 144.

17,000 shares were originally issued to VIP Worldnet, Inc. These shares were issued in reliance on the private placement exemption under the amended Securities Act of 1933.

VIP Worldnet, Inc has gifted or transferred for services 3,400 of these shares. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Act.

In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of Thunderbird (as that term is defined under the Act) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by management were sold pursuant to Rule 144 or a registered offering, the market price of the common stock could be adversely affected.

                                 Dividends

The Registrant has not paid any dividends to date and has no plans to do so in the immediate future.

              Item 10.  Recent sales of unregistered securities.

None



                   Item 11.  Description of securities.

Common stock

Thunderbird was incorporated on January 13th, 1992 as Thunderbird Mining, Milling, and Chemical Corp., with an authorized share capital of Fifty Million (50,000,000) shares of Common Stock at a par value of $1.00. There are currently

17,000 shares issued to 36 shareholders. These shares were restricted under Rule 144 of the Securities Act of 1933, as amended.

The Thunderbird Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common stock, of which 17,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each
share  on all matters to be voted on by  the  stockholders.   The  shares  are
without pre-emptive rights and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by Thunderbird from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of Thunderbird, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities. Management is not aware of any circumstances in which additional shares of any class or series of Thunderbird's stock are to be issued to management or promoters, or affiliates or associates of either.

Future tradability of shares.

On January 21, 2000, Mr. Richard K. Wulff, Chief of Office of Small Business for the SEC, issued an interpretative letter to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit of the NASD Regulation, concerning the tradability of stock issued in limited operation companies. Mr. Wulff's interpretation was that stock issued or gifted under an exemption under the 1933 Act would not be considered free trading.

             Item 12.  Indemnification of directors and officers.

Thunderbird and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of Thunderbird in most cases for any liability suffered by them or arising from their activities as officers and directors of Thunderbird if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. The officers and directors of Thunderbird are accountable to Thunderbird as fiduciaries, which means such officer and director are required to exercise good faith and integrity in handling Thunderbird's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where Thunderbird has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest
Thunderbird  in  connection  with  such   sale   or  purchase,  including  the
misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Thunderbird.

                     Item 13.  Financial statements

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

   Item 14.  Changes in and disclosure with accountants on accounting and financial disclosure.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

               Item 15.  Financial statements and exhibits.


                                 Exhibits

3.1	                    Articles of Incorporation
3.2	                    By-Laws
24.1                    Consent of Accountant
25.1                    Power of Attorney

Signatures

  	In accordance with Section 12 of the Securities Act of 1934, the Registrant
caused  this  registration  to  be  signed  on  its behalf by the undersigned, thereunto duly authorized.


Thunderbird Mining, Milling, and Chemical Corp.




By:/s/__________________________
     David Barnes, President.

                 THUNDERBIRD MINING,MILLING, AND CHEMICAL CORP.
                        (A DEVELOPMENT STAGE COMPANY)

                            FINANCIAL STATEMENTS
                              October 31, 2000
                              March 31, 2000
                              March 31, 1999


                              TABLE OF CONTENTS

INDEPENDENT AUDITORS REPORT. . . . . . . . . . . . . . . . . . . . .1

ASSETS. . . . . . . . .  . . . . . . . . . . . . . . . . . . . . . .2

LIABILITIES AND STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . . 3

STATEMENT OF OPERATIONS. . . . . . . . . . . . . .. . . . . . . . . 4

STATEMENT OF STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . . . .5

STATEMENT OF CASH FLOWS. . . . . . . . . . . . . . . . . . . . . . .6

NOTES TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . .7-10


                            BARRY L. FRIEDMAN, P.C.
                          Certified Public Accountant

1582 TULITA DRIVE	                                   OFFICE (702) 361 -8414
LAS VEGAS, NEVADA 89123                              FAX NO. (702) 896-0278

                         INDEPENDENT AUDITORS' REPORT

Board of Directors	                                  November 1, 2000
Guaranty Securities, Ltd.
Salt Lake, Utah

     I have audited the accompanying Balance Sheets of THUNDERBIRD MINING, MILLING, AND CHEMICAL CORP. (A Development Stage Company), as of October 31, 2000, March 31, 2000, and March 31, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period April 1, 2000 to October 31, 2000, the two years ended March 31, 2000, and March 31, 1999,
and  the  period  January 13, 1992, (inception), to October 31,  2000.   These
Financial  Statements are the  responsibility  of  the  Company's  management.
My responsibility is to express an opinion on these Financial Statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial Statements referred to above present fairly, in all material respects,the financial position of THUNDERBIRD MINING, MILLING AND
CHEMICAL  CORP. (A Development Stage Company), as of October 31, 2000,   March
31, 2000,  and   March  31, 1999, and  the  related  Statements of Operations,
Stockholders' Equity, and Cash Flows for the period of April 1, 2000, to October 31, 2000, the two years ended March 31, 2000, and March 31, 1999, and the period January 13, 1992, (inception), to October 31, 2000, in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial
statements, the  Company  has no established source of revenue.   This  raises
substantial doubt about its ability to continue as a going concern.Management's plan in regard to these matters is described in Note #5. These financial state-ments do not include any adjustments that might result from the outcome of this uncertainty.



Barry L. Friedman
Certified Public Accountant


                THUNDERBIRD MINING, MILLING, AND CHEMICAL CORP.
                        (A Development Stage Company)

                               BALANCE SHEET
                                  ASSETS

                                 October     March       March
                                31, 2000     31, 2000    31, 1999


CURRENT ASSETS                   $     0     $      0    $      0

TOTAL CURRENT ASSETS             $     0     $      0    $      0

OTHER ASSETS                     $     0     $      0    $      0

TOTAL OTHER ASSETS               $     0     $      0    $      0

TOTAL ASSETS                     $     0     $      0    $      0




The accompanying notes are an integral part of these financial statements.

              THUNDERBIRD  MINING, MILLING, AND CHEMICAL CORP.
                         (A Development Stage Company)

                              BALANCE SHEET
                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                  October       March         March
                                 31, 2000       31, 2000      31, 1999

CURRENT LIABILITIES              $      0       $      0      $      0

TOTAL CURRENT LIABILITIES        $      0       $      0      $      0

STOCKHOLDERS' EQUITY (Note #4)

Common stock
Par Value $1.00
Authorized 50,000,000 shares
Issued and outstanding at

March 31, 1999 -
17,000,000 shares                                             $ 17,000

March 31, 2000 -
17,000,000 shares                                 $ 17,000

October 31, 2000                 $ 17,000
17,000 shares

Additional Paid-In Capital              0              0              0

Deficit accumulated during
The development stage              -17,000       -17,000        -17,000

TOTAL STOCKHOLDERS' LIABILITY     $      0       $     0       $      0

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY              $      0       $     0       $      0

The accompanying notes are an integral part of these financial statements.

               THUNDERBIRD, MINING, MILLING, AND CHEMICAL CORP.
                      (A Development Stage Company)

                        STATEMENT OF OOPERATIONS
                        April 1,      Year      Year     Jan.13, 1992
                        2000, to      Ended     Ended     (Inception)
                         Oct. 31,    Mar. 31,   Mar. 31,   to Oct. 31,
                           2000        2000      1999         2000

INCOME
Revenue                 $      0     $     0    $     0      $      0

EXPENSES

General and
Adminstrative           $      0     $     0     $    0      $ 17,000

   TOTAL EXPENSES       $      0     $     0     $    0      $ 17,000

NET LOSS                $      0     $     0     $    0      $-17,000

Net Loss per share
Basic and Diluted
(Note #2)               $     NIL    $   NIL     $   NIL     $ -.0010

Weighted average
Number of Common
shares outstanding      17,000,00  17,000,000   17,000,000    17,000,000

The accompanying notes are an integral part of these financial statements.

                THUNDERBIRD, MINING, MILLING, AND CHEMICAL CORP.
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                   Additional       Accumu-
                        Common        Stock          paid-in        lated
                        Shares        Amount         Capital        Deficit

Balance,
March 31, 1998          17,000      $  17,000        $     0       $  -17,000

Net loss year ended
March 31, 1999                                                             0

Balance,
March 31, 1999          17,000       $  17,000        $     0      $  -17,000

Net loss year ended
March 31, 2000                                                              0

Balance,
March 31, 2000          17,000       $  17,000       $       0      $  -17,000

Net loss
April 1, 2000 to
October 31, 2000                                                            0

Balance,
October 31, 2000        17,000        $  17,000       $        0    $  -17,000


The accompanying notes are an integral part of these financial statements.

                 THUNDERBIRD MINING, MILLING, AND CHEMICAL CORP.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                          Apr. 1,      Year      Year     Jan. 13, 1992
                         2000, to     Ended     Ended      (Inception)
                         Oct. 31,    Mar. 31,   Mar. 31,   to Oct. 31,
                           2000        2000      1999         2000

Cash Flows from
Operating Activities

Net Loss                 $      0     $     0   $     0      $  -17,000

Adjustment to
Reconcile net loss
To net cash provided
by operating
Activities

Issue Stock for
mining Claims                   0            0         0         +17,000

Net cash used in
Operating activities      $     0      $     0   $     0      $        0

Cash Flows from
Financing Activities

Issuance of Common
Stock for Cash                  0            0          0              0

Net Increase (decrease)   $     0       $    0    $     0      $       0

Cash,
Beginning of Period             0             0          0             0

Cash, End of period       $     0        $    0    $     0     $       0


The accompanying notes are an integral part of these financial statements

             THUNDERBIRD, MINING,MILLING, AND CHEMICAL CORP.
                       (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENT

           October 31, 2000, March 31, 2000, and March 31, 1999


NOTE #l - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized January 13, 1992, under the laws of the State of Arizona as THUNDERBIRD MINING, MILLING, AND CHEMICAL CORP. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

When the Company has cash, it will maintain a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of October 31, 2000.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

              THUNDERBIRD  MINING, MILLING, AND CHEMICAL CORP.
                      (A Development Stage Company)

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
          October 31, 2000, March 31, 2000, and March 31, 1999

NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Reporting on Costs of Start-Up Activities

Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs  of  Start-Up
Activities" which provides guidence on the financial reporting or start-up costs and organization costs. It requires most costs of start-upactivities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's Financial Statements.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of October 31, 2000, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its fiscal year-end.

Year 2000 Disclosure

The Y2K issue has had no effect on this Company.

              THUNDERBIRD  MINING, MILLING, AND CHEMICAL CORP.
                      (A Development Stage Company)


               NOTES TO FINANCIAL STATEMENTS (CONTINUED)
        October 31, 2000, March 31, 2000, and March 31, 1999


NOTE #3 - INCOME TAXES

There is no provision for income taxes for the period ended October 31, 2000. The Company's total deferred tax asset as of March 31, 2000, is as follows:


Net operation loss carry forward                 $  17,000
Valuation allowance                              $  17,000

Net deferred tax asset                           $       0

The federal net operating loss carry forward will expire in 2007.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE #4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of THUNDERBIRD MINING, MILLING, AND CHEMICAL CORP. consists of 50,000,000 shares with a par value $1.00 per share.

Preferred Stock

THUNDERBIRD MINING, MILLING, AND CHEMICAL CORP. has no preferred stock.

On January 13, 1992,the Company issued 550,000 shares of it Thunderbird stock for twenty-nine unpatented placer mining claims located in the capital Search-light mining district, in Clark County,in the State of Nevada. On January 20th, 1992, the 550,000 shares issued were decreased to 550. This transaction was valued at $550.00. In addition, on January 25, 1992, theCompany issued 16,450 shares of its stock for sixteen asbestos mining claims in Maricopa County, AZ. This transaction was valued at $16,450,00. These claimswere abandoned on August 9, 1997.

                 THUNDERBIRD MINING, MILLING, AND CHEMICAL CORP.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
             October 31, 2000, March 31, 2000, and March 31, 1999


NOTE #5  GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company and forgiving any such cost incurred.

NOTE #6 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE #7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.